GKN PLC

**GKN plc**
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700



16 May 2005

The United States Securities and Exchange Commission
**Exemption File 82-5204**
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA


05008404



Dear Sirs,

**GKN plc**
- **Transaction in own shares**

For your information I enclose a copy of the above announcement.

Yours faithfully,

**Sandie De Ritter**

Enc

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 13 May 2005 it purchased 250,000 of its ordinary shares at a price of 236.73p per share from Credit Suisse First Boston (Europe) Limited. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 20,125,000 of its ordinary shares in Treasury and has a total of 719,365,730 ordinary shares (excluding Treasury shares) in issue.

Grey Denham
Company Secretary
13 May 2005



Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com



12 May 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA



Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

pp K. Callaghan

Andrew Geddes
Corporate Communications

encl



Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

12 May 2005

Mr. Simon O'Brien
Companies Adviser
Australian Stock Exchange Limited
Level 6, Riverside Centre
123 Eagle Street Brisbane QLD 4000

Fax: (07) 3832 4114

Dear Simon,

**Re: Price Query**

With regard to the query made by the ASX today in regard to Ventracor's share price movements, we advise as follows:

1. The company is not aware of any activity or reason for recent share price movement.

2. We confirm we are in full compliance with the ASX Listing Rules, that the market is fully informed and that Ventracor will continue to keep the market informed of any material developments in a timely manner.

Should you require additional clarification, please contact the undersigned.

Yours sincerely,



Bernadette Kerrigan
Company Secretary
Ventracor Limited


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Level 6
Riverside Centre
123 Eagle Street
Brisbane QLD 4000

PO Box 7055
Riverside Centre
Brisbane QLD 4001

Telephone 61 (07) 3835 4004
Facsimile 61 (07) 3832 4114
Internet http://www.asx.com.au

11 May 2005

Ms Bernadette Kerrigan
Company Secretary
Ventracor Limited
126 Greville Street
CHATSWOOD NSW 2067

By Email: Bernadette.kerrigan@ventracor.com

Dear Ms Kerrigan

**Ventracor Limited (the "Company")**

**RE: PRICE QUERY**

We have noted a change in the price of the Company's securities from 84 cents on 9 May 2005 to $1.12 today. We have also noted an increase in the volume of trading in the securities over this period.

In light of the price change and increase in volume, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any other explanation that the Company may have for the price change in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by e-mail at simon.obrien@asx.com.au or by facsimile on **facsimile number** (07) 3832 4114. It should <u>not</u> be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than half an hour before the start of trading (ie **before 9.30 a.m. E.S.T.) on Thursday, 12 May 2005).**

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

**Listing rule 3.1**

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

**Trading halt**

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely,



Simon O'Brien
Companies Adviser



GKN PLC

GKN plc
7 Cleveland Row
London SW1A 1DB
England
T +44 (0)20 7930 2424
F +44 (0)20 7930 3255



KAW

5 May 2005

Document Disclosure Team
UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

**BY HAND**

Dear Sirs,

GKN plc - ANNUAL GENERAL MEETING 5TH MAY 2005

In accordance with paragraph 9.31(b) of the Listing Rules I enclose two copies of the resolutions concerning special business passed at the Company's Annual General Meeting held today.

I confirm that a Regulatory Information Service will be notified this afternoon of the availability of copies of the resolutions in accordance with paragraph 9.32 of the Listing Rules.

Yours faithfully,

Judith Felton
Deputy Company Secretary

Att.

cc: R. Constant - J P Morgan Cazenove Limited
Mr. H. Glyn Davies - UBS Limited
The United States Securities and Exchange Commission – Exemption File 82-5204

K:\GKN AGM\2004\Cor\05-20-UK Listing Authority re resolutions.doc

At the Annual General Meeting of GKN plc, held on 5th day of May 2005 the following resolutions were passed as Special Business:

ORDINARY RESOLUTION

9. That the Report on Directors' Remuneration set out on pages 79 to 87 of the report and accounts for the year ended 31 December 2004 be and is hereby approved.

SPECIAL RESOLUTION

10. That subject to and in accordance with the provisions of Article 6(B) of the Company's Articles of Association and the Companies Act 1985 (the 'Act'), the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Act) of Ordinary Shares of 50p each in the capital of the Company ('Ordinary Shares') provided that:

 (i) the maximum aggregate number of Ordinary Shares hereby authorised to be purchased is 72,234,688;

 (ii) the maximum price which may be paid for an Ordinary Share purchased pursuant to this authority is an amount equal to 105% of the average of the middle market quotations of an Ordinary Share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which that share is purchased and the minimum price which may be paid is 50p per Ordinary Share (in each case exclusive of expenses payable by the Company); and

 (iii) the authority hereby conferred shall (unless renewed prior to such date) expire at the conclusion of the next annual general meeting of the Company or on 5 August 2006, whichever is earlier, provided that the Company may make a purchase of any Ordinary Shares after the expiry of this authority if the contract for purchase was entered into before such expiry.

SPECIAL RESOLUTION

11. That the Articles of Association of the Company be amended by the deletion of Article 154 and the insertion of a new Article 154 as follows:

"154. (A) Without prejudice to any indemnity to which he may otherwise be entitled, every person who is or was a Director, Secretary or other Relevant Officer of the Company shall be indemnified and kept indemnified out of the Company's assets against all liability incurred by him as such or as a director, secretary or Relevant Officer of an associated company:

 (a) in defending any proceedings, whether civil or criminal, in respect of alleged negligence, default, breach of duty, breach of trust or otherwise in relation to the Company or an associated company or its or their affairs, in which judgement is given in his favour or in which he is acquitted or in defending or settling any such proceedings which are otherwise disposed of on terms previously agreed with the Board or on terms otherwise approved by the Board without a finding or admission of negligence, default, breach of duty or breach of trust on his part; or

 (b) in connection with any application under the Statutes in which relief is

indemnification to the extent that it would cause this Article, or any part of it, to be void under the Statutes

(B) Without prejudice to any indemnity to which he may otherwise be entitled (including, for the avoidance of doubt, any indemnity under or pursuant to these Articles) and to the extent permitted by the Statutes, the Board shall have power in the name and on behalf of the Company to:

(a) grant on such terms as it sees fit any person who is or was a Director, Secretary or other Relevant Officer of the Company an indemnity or indemnities out of the assets of the Company in respect of any liability incurred by him as such or as a director, secretary or Relevant Officer of an associated company and to amend, vary or extend the terms of any such indemnity so granted, again on such terms as the Board sees fit; and/or

(b) enter into and amend, vary or extend such arrangements as it sees fit:

(i) to provide any person who is or was a Director, Secretary or other Relevant Officer of the Company with funds to meet expenditure incurred or to be incurred by him in defending any criminal or civil proceedings brought against him as such or as a director, secretary or Relevant Officer of an associated company or in connection with any application for relief under the Statutes; or

(ii) to enable any such person to avoid incurring any such expenditure

(C) For the purposes of this Article 154:

(a) a "Relevant Officer" is any officer of the Company or an associated company (other than in either case any person (whether or not an officer of the Company or an associated company) engaged by the Company or an associated company as auditor);

(b) "associated company" has the meaning given to that term in Section 309A of the Act; and

(c) a Director shall be entitled to vote and to be counted in the quorum at any meeting of the Board or a committee of the Board at which any indemnity, arrangement or proposal falling within any of the provisions of Articles 154(A) or 154(B) is to be considered and, for the purposes of Article 108(A), any interest which any Director may have in such indemnity, arrangement or proposal shall not be a material interest unless the terms of such indemnity, arrangement or proposal confer upon such Director a privilege or benefit not generally available to, or awarded to, any other Director. The decision of the chairman of the meeting as to whether the indemnity, arrangement or proposal to be considered at the meeting falls within the provisions of Articles 154(A) or 154(B) or as to the materiality of any Director's interest therein for the purposes of this Article and Article 108(A) shall be final and conclusive"

Dated this 5th day of May 2005



**G. Denham**
Secretary


GKN PLC

**GKN plc**
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700



6 May 2005

The United States Securities and Exchange Commission
**Exemption File 82-5204**
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Dear Sirs,

**GKN plc**
- **Transaction in own shares**
- **AGM Resolutions**
- **AGM Trading Statement**

For your information I enclose copies of the above announcements.

Yours faithfully,

**Sandie De Ritter**

Enc

5 May 2005

**GKN Chairman's AGM Statement**

At the Annual General Meeting of GKN plc in London today, Roy Brown, Chairman, made the following statement in relation to current trading:

"Trading conditions for the first four months of the year have been much as expected at the time of our February outlook statement.

In Automotive, production volumes have been down in North America and Europe with growth continuing in some Emerging markets. As expected, profits have been impacted by higher raw material and steel surcharge costs and, in addition, customer bankruptcies (including that of MG Rover Group) have led to some £4 million of write-offs.

Our Aerospace and OffHighway markets remain strong, and sales and profits in both businesses are somewhat ahead of the same period last year.

Looking ahead to the rest of the year, the outlook for our Automotive markets appears to be softening slightly overall, although certain customers and markets are seeing more pronounced volume reductions, which will adversely impact parts of our business. However, steel surcharges, which peaked in the first quarter, are now easing somewhat. Expectations for Aerospace and OffHighway remain unchanged and these businesses are on track to deliver improved year on year performance.

In conclusion, whilst Automotive trading in the first four months has been challenging and considerable uncertainty remains, at this point we see no reason for changing our expectations for the Group's performance for the year. Accounting for currency under IFRS could also produce some volatility in reported results.

We will continue to make strong progress in the delivery of our strategic plans."

Enquiries:
GKN Corporate Communications
020 7463 2354

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 29 April 2005 it purchased 500,000 of its ordinary shares at a price of 229.43p per share from Credit Suisse First Boston (Europe) Limited. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 18,875,000 of its ordinary shares in Treasury and has a total of 720,005,689 ordinary shares (excluding Treasury shares) in issue.

Grey Denham
Company Secretary
29 April 2005


EXEMPTION NO.
82 - 5204

GKN plc

AGM Resolutions

All the resolutions proposed at the Annual General Meeting were passed. Copies of the resolutions concerning special business have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility.

The items of special business approved at the AGM were:
(a) approval of the Report on Directors' Remuneration;
(b) authority to purchase the Company's Ordinary Shares;
(c) amendment to the Company's Articles of Association regarding Directors' indemnities;

The UK Listing Authority's Document Viewing Facility is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

G Denham
Company Secretary
5 May 2005



GKN PLC



**GKN plc**
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

13 May 2005

The United States Securities and Exchange Commission
**Exemption File 82-5204**
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Dear Sirs,

**GKN plc**
- **Transaction in own shares**

For your information I enclose a copy of the above announcement.

Yours faithfully,

S DeRitter

**Sandie De Ritter**

Enc

# GKN plc

## Purchase of own securities held in Treasury

GKN plc announces that on 12 May 2005 it purchased 500,000 of its ordinary shares at a price of 236.19p per share from Credit Suisse First Boston (Europe) Limited. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 19,875,000 of its ordinary shares in Treasury and has a total of 719,615,730 ordinary shares (excluding Treasury shares) in issue.

Grey Denham
Company Secretary
12 May 2005



GKN PLC

**GKN plc**
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700



9 May 2005

The United States Securities and Exchange Commission
**Exemption File 82-5204**
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Dear Sirs,

**GKN plc**
- **Transaction in own shares**

For your information I enclose a copy of the above announcement.

Yours faithfully,

**Sandie De Ritter**

Enc

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 6 May 2005 it purchased 500,000 of its ordinary shares at a price of 234.88p per share from Credit Suisse First Boston (Europe) Limited. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 19,375,000 of its ordinary shares in Treasury and has a total of 719,540,713 ordinary shares (excluding Treasury shares) in issue.

Grey Denham
Company Secretary
6 May 2005



GKN PLC

**GKN plc**
*PO Box 55, Ipsley House,*
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700



18 May 2005

The United States Securities and Exchange Commission
**Exemption File 82-5204**
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Dear Sirs,

**GKN plc**
- **Transaction in own shares**

For your information I enclose a copy of the above announcement.

Yours faithfully,

**Sandie De Ritter**

Enc

## GKN plc

### Purchase of own securities held in Treasury

GKN plc announces that on 17 May 2005 it purchased 650,000 of its ordinary shares at a price of 237.5p per share from Credit Suisse First Boston (Europe) Limited. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 20,775,000 of its ordinary shares in Treasury and has a total of 718,762,900 ordinary shares (excluding Treasury shares) in issue.

Grey Denham
Company Secretary
17 May 2005

 GKN PLC

**GKN plc**
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700



12 May 2005

The United States Securities and Exchange Commission
**Exemption File 82-5204**
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA



Dear Sirs,

**GKN plc**
- **Director shareholding**

For your information I enclose a copy of the above announcement.

Yours faithfully,

S. De Ritter

**Sandie De Ritter**

Enc

## Announcement by GKN plc

**Directors' Interests in Shares**

GKN plc (the 'Company') was informed today that the following Directors of the Company had 50p Ordinary Shares of the Company purchased on their behalf on 10 May 2005.

The shares were purchased under the GKN Dividend Reinvestment Plan in respect of the final dividend for the year ended 31st December 2004 at a price of 238.4765p per share.

| Director | Number of Shares purchased | Total holding following this notification |
|---|---|---|
| Mr. R.J. Clowes | 7,284 | 231,568 |
| Mr. I.R. Griffiths | 4,073 | 126,694 |

**Grey Denham**
Secretary

11 May 2005